25,000,000 Common Shares

YM BIOSCIENCES INC.

UNDERWRITING AGREEMENT

December 14, 2010
Roth Capital Partners, LLC
As Representative of the Several Underwriters
Named on Schedule I hereto
24 Corporate Plaza
Newport Beach, CA 92660

Dear Sirs:

YM BioSciences Inc. (the “Company”), a corporation continued under the Nova Scotia Companies Act (the “NSCA”), proposes, subject to the terms and conditions stated herein, to issue and sell to the underwriters listed on Schedule I hereto (the “Underwriters”), for whom Roth Capital Partners, LLC is acting as representative (the “Representative”), 25,000,000 authorized but unissued shares (the “Firm Shares”) of the Company’s common shares, without nominal or par value (the “Common Shares”).  The Company has granted to the Underwriters an option to purchase up to an aggregate of 3,750,000 additional Common Shares (the “Additional Shares”) as may be necessary to cover over-allotments made in connection with the offering.  The Firm Shares and the Additional Shares are collectively referred to as the “Shares.”  The offering of the Shares as contemplated hereby is referred to herein as the “Offering.”

The Company and the Underwriters hereby confirm their agreement as follows:

1.           Registration Statement and Prospectus.  The Company has prepared and filed with the Ontario Securities Commission (the “OSC”) in the province of Ontario, a final amended and restated short form base shelf prospectus dated November 30, 2010 relating to the offering of up to an aggregate US$115,000,000 of Common Shares, warrants and units comprising any combination thereof (together with any documents incorporated therein by reference, and any supplements or amendments thereto (the “Canadian Base Prospectus”) in accordance with the Securities Act (Ontario) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published policies adopted by the OSC (collectively, as applied and interpreted, the “Canadian Securities Laws”).  The Company has prepared the Canadian Base Prospectus pursuant to National Instruments 44-101 Short Form Prospectus Distributions and 44-102 Shelf Distributions (the “Shelf Procedures”).  The Company has obtained from the OSC a receipt for the Canadian Base Prospectus (a “Final Receipt”).

The Company has prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Administrators (the “Canadian Commissions”) and the Commission (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-170872) registering the offering and sale of Common Shares, warrants and units comprising any combination thereof under the U.S. Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), including the Canadian Base Prospectus (together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission (the “Rules and Regulations”)) (the “U.S. Base Prospectus”).  The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as hereinafter defined) is first sent or delivered to a purchaser in the Offering and two business days of the execution and delivery of this Agreement, with the OSC, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the OSC, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”).  The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the OSC, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

The registration statement on Form F-10, including the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, and the U.S. Prospectus, each as amended or supplemented, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein) is hereinafter called a “Preliminary Prospectus”.  The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus, as supplemented by any Preliminary Prospectus until such time as the U.S. Prospectus Supplement is included in the Registration Statement, whereupon the U.S. Prospectus shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer to and include any documents filed with the OSC and the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or U.S. Prospectus at any time on or prior to the later of the Closing Date (as defined in Section 3) or the final Additional Closing Date (as defined in Section 3), if any (the period from the date hereof through and including the later of such dates, the “Offering Period”).  The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including, in each case, the documents incorporated by reference therein.  Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period is referred to herein collectively as the “Supplementary Material.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

2.           Representations and Warranties of the Company and its Subsidiaries.

(I)           The Company represents and warrants to and agrees with the Underwriters, as of the date hereof, as of the Closing Date (as defined in Section 3 below) and as of each Additional Closing Date (as defined in Section 3 below) that:

(a)           The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and meets the requirements for use of Form F-10 under the Securities Act and is eligible for the use of a short form prospectus, the Shelf Procedures and the MJDS provided under the Canadian Securities Laws; a Final Receipt has been obtained from the OSC in respect of the Canadian Base Prospectus, and no order suspending the trading or distribution of the Shares has been issued by the OSC and no proceedings, for that purpose, have been instituted or are pending or, to the Company’s knowledge, are contemplated by the OSC; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including a U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on December 1, 2010 (the “Effective Date”); copies of the Registration Statement, including amendments thereof, have been delivered to the Underwriters, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; on the Closing Date and any Additional Closing Date, there will be no reports or information that, in accordance with the requirements of the Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Shares on the Toronto Stock Exchange (“TSX”) or on the NYSE Amex (“NYSE AMEX”) (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the OSC in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(b)           On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the OSC and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Date, any Additional Closing Date and prior to the expiry of the period of distribution of the Shares (A) the Canadian Prospectus, together with any Supplementary Material, as of the date thereof, did and will comply with the requirements of the Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in the Canadian Securities Laws) relating to the Company and its subsidiaries (as defined in Section 15 below) (taken as a whole) and to the Shares and did not and will not contain any misrepresentation (as defined in the Canadian Securities Laws), (B) the U.S. Prospectus did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included therein, and the Form F-X did, and will, comply in all material respects with all applicable provisions of the Securities Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein and (E) the U.S. Prospectus did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading, provided however, that the foregoing representations and warranties in this Section 2(I)(b) do not apply to any statements or omissions made in reliance on and in conformity with information solely relating to any Underwriter and furnished in writing to the Company by any of the Underwriters specifically for inclusion in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus, which information the parties hereto agree is limited to the Underwriters’ Information as defined in Section 17; neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date (as defined in Section 3 hereof) and any Additional Closing Date (as defined in Section 3 hereof) and (ii) the completion of the distribution of the Shares, any offering material in connection with the offering or sale of the Shares other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the Securities Act and the Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the OSC, conformed or will conform, respectively, in all material respects with the requirements of the Canadian Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading.  The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 163(b) and 433(d) under the Securities Act.

(c)           Except for the omission of the Shelf Information as of the Applicable Time (as defined below), as of the Applicable Time and as of the Closing Date and any Additional Closing Date neither (i) the General Use Free Writing Prospectus(es) (as defined below), if any, issued at or prior to the Applicable Time, and the Pricing Prospectus (as defined below), if any, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Free Writing Prospectus (as defined below), nor (iii) the bona fide electronic road show (as defined in Rule 433(h)(5) under the Rules and Regulations), if any, that has been made available without restriction to any person, if any, when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 17.  As used in this paragraph (c) and elsewhere in this Agreement:

“Applicable Time” means 8:00 A.M., Eastern Standard time (EST), on the date of this Agreement.

“Pricing Prospectus” means, collectively, any Preliminary Prospectuses and the Base Prospectuses, each as amended and supplemented immediately prior to the Applicable Time, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act relating to the Shares in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act.

“General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is identified on Schedule A to this Agreement.

“Limited Use Free Writing Prospectuses” means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

(d)           No order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectuses relating to the proposed offering of the Shares has been issued by the Commission, and no proceeding for that purpose or pursuant to Section 8A of the Securities Act has been instituted or threatened by the Commission, and any Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the requirements of the Canadian Securities Laws, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from any Preliminary Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 17).

(e)           Each Issuer Free Writing Prospectus, if any, as of its issue date and at all subsequent times through the completion of the Offering Period or until any earlier date that the Company notified or notifies the Underwriters as described in Section 4(I)(e), did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, Pricing Prospectus or the Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof that has not been superseded or modified, or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 17).

(f)           The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the Offering other than any Preliminary Prospectus, the Prospectuses and other materials, if any, permitted under the Securities Act and Canadian Securities Laws and consistent with Section 4(b) below.  At the time of the initial filing of the Registration Statement, the Company was not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the Securities Act. The Company will file with the Commission all Issuer Free Writing Prospectuses (other than a “road show,” as defined in Rule 433(d)(8) under the Rules and Regulations), if any, in the time and manner required under Rules 163(b)(2) and 433(d) under the Rules and Regulations.

(g)           The Company has the full right, power and authority to enter into this Agreement and to perform and discharge its obligations hereunder.

(h)           The Company has been continued and is existing as a corporation under the NSCA and each of its subsidiaries (as defined in Section 15 and set forth below) have been duly incorporated and are validly existing as corporations or other legal entities in good standing (or the foreign equivalent thereof) under the laws of their respective jurisdictions of organization.  The Company is qualified to do business as an extra-provincial corporation in the Province of Ontario and each of its subsidiaries is duly qualified to do business, and is in good standing, where applicable, as a foreign corporation or other legal entity in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification and has all power and authority (corporate or other) necessary to own or hold its properties and to conduct the business in which it is engaged, except where the failure to so qualify or have such power or authority (i) would not have, singularly or in the aggregate, a material adverse effect on the condition (financial or otherwise), results of operations, assets, or business of the Company and its subsidiaries taken as a whole, or (ii) impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate any transactions contemplated by the Agreement, the General Disclosure Package or the Prospectuses (any such effect as described in clauses (i) or (ii), a “Material Adverse Effect”).  The Company owns or controls, directly or indirectly, only the following corporations, partnerships, limited liability partnerships, limited liability companies, associations or other entities: CIMYM Biosciences Inc., YM BioSciences USA Inc., YM BioSciences Australia Pty Ltd. (formerly Cytopia Limited) (“Cytopia”), Cytopia Limited and YM BioSciences Ltd. (Anguilla), each of which shall, for purposes of this Agreement, be deemed a “subsidiary” of the Company as defined in Section 15 below. The Company does not own or control, directly or indirectly, any interest in any corporation, partnership, limited liability partnership, limited liability corporation, association or other entity.

(i)           This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement rights of creditors, and except as enforceability of its obligations hereunder are subject to general principles of equity.

(j)           The Shares have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued, fully paid and non-assessable and free of any preemptive or similar rights and will conform to the description thereof contained in the General Disclosure Package and the Prospectuses.

(k)           The Company has an authorized capitalization as set forth in the Pricing Prospectus, and all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and non-assessable, has been issued in compliance with the NSCA, territorial, provincial and federal and state securities laws, and conforms to the description thereof contained in the General Disclosure Package and the Prospectuses.  As of December 1, 2010, there were 81,127,800 Common Shares issued and outstanding and 8,264,477 Common Shares were issuable upon the exercise of all options, warrants and convertible securities outstanding as of such date.  Since such date, the Company has not issued any securities, other than Common Shares of the Company issued pursuant to the exercise of stock options previously outstanding under the Company’s stock option plans or the issuance of restricted Common Shares pursuant to employee stock purchase plans.  All of the Company’s outstanding options, warrants and other rights to purchase or exchange any securities for shares in the capital of the Company have been duly authorized and validly issued and were issued in all material respects in compliance with applicable securities laws.  None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company.  There are no authorized or outstanding shares in the capital of the Company, options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Company or any of its subsidiaries other than those described above or accurately described in the General Disclosure Package.  The description of the Company’s stock plans or arrangements, and the options or other rights granted thereunder, as described in the General Disclosure Package and the Prospectuses, accurately and fairly present the information required to be shown with respect to such plans, arrangements, options and rights in all material respects.

(l)           All the outstanding share capital of each subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and, except to the extent set forth in the General Disclosure Package or the Prospectuses, is owned by the Company directly, free and clear of any claim, lien, encumbrance, security interest, restriction upon voting or transfer or any other claim of any third party.

(m)           The execution, delivery and performance of this Agreement by the Company, the issue and sale of the Shares by the Company and the consummation of the transactions contemplated hereby and thereby will not (with or without notice or lapse of time or both) (i) conflict with or result in a breach or violation of any of the terms or provisions of, constitute a default under, give rise to any right of termination or other right or the cancellation or acceleration of any right or obligation or loss of a benefit under, or give rise to the creation or imposition of any lien, encumbrance, security interest, claim or charge upon any property or assets of the Company or any subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, (ii) nor will such actions result in any violation of the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any of its subsidiaries, or (iii) nor will such actions result in any violation of the provisions of any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its subsidiaries or any of their properties or assets, except, in the case of clauses (i) and (iii) of this paragraph (n), as would not, singularly or in the aggregate, have a Material Adverse Effect.

(n)           Except for the registration of the Shares under the Securities Act, the qualification of the distribution of the Shares under Canadian Securities Laws, and such consents, approvals, authorizations, registrations or qualifications as may be required under the Canadian Securities Laws and the Exchange Act and applicable state securities laws, the TSX and the NYSE AMEX in connection with the issuance and sale of the Shares, no consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic, which has not been made, obtained or taken and is not in full force and effect, is required for the execution, delivery and performance of this Agreement by the Company, the offer or sale of the Shares or the consummation of the transactions contemplated hereby or thereby.

(o)           KPMG LLP, which has certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, is an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and is an independent auditor as required by Canadian Securities Laws.  KPMG LLP has not been engaged by the Company to perform any “prohibited activities” (as described in Section 10A(g) of the Exchange Act).    BDO Audit (NSW-VIC) Pty Ltd. (“BDO”), which has certified certain financial statements and related schedules included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses, is an independent registered public accounting firm as required by the Securities Act and the Rules and Regulations and the PCAOB.  BDO has not been engaged by the Company or Cytopia to perform any “prohibited activities” (as described in Section 10A(g) of the Exchange Act).

(p)           The financial statements included or incorporated by reference in the General Disclosure Package, the Prospectuses and the Registration Statement, together with the related notes and schedules, present fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated statements of operations and cash flows of the Company and the subsidiaries for the periods specified and do not contain a misrepresentation (as defined under Canadian Securities Laws) and have been prepared in conformity with accounting principles generally accepted in Canada (“Canadian GAAP”) or Australian International Financial Reporting Standards, as applicable, applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission’s rules and guidelines, to accounting principles generally accepted in the U.S. (“U.S. GAAP”); there are no financial statements (historical or pro forma) that are required to be included in the General Disclosure Package, the Prospectuses and the Registration Statement, that are not included as required.  No other financial statements or supporting schedules or exhibits are required by Canadian Securities Laws to be described, or included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses.  There is no pro forma or as adjusted financial information which is required to be included in the Registration Statement, the General Disclosure Package, or the Prospectuses or a document incorporated by reference therein in accordance with Canadian Securities Laws which has not been included or incorporated as so required.  The pro forma and pro forma as adjusted financial information and the related notes included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses have been properly compiled and prepared in accordance with the applicable requirements of Canadian Securities Laws and present fairly the information shown therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

(q)           Neither the Company nor any of its subsidiaries has sustained, since the date of the latest audited financial statements included or incorporated by reference in the General Disclosure Package, any material loss or interference with its business from fire, explosion, flood, terrorist act, or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the General Disclosure Package; and, since such date, there has not been any change in the share capital or long-term debt of the Company or any of its subsidiaries, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, assets, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the General Disclosure Package.

(r)           Except as set forth in the General Disclosure Package, there is no legal or governmental action, suit, claim or proceeding pending to which the Company or any of its subsidiaries is a party or of which any property or assets of the Company or any of its subsidiaries is the subject which is required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses, or a document incorporated by reference therein, and is not described therein, or which, singularly or in the aggregate, if determined adversely to the Company or any of its subsidiaries, would have a Material Adverse Effect; and to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others.

(s)           Neither the Company nor any of its subsidiaries (i) is in violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) is in default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject (including, without limitation, those administered by the Food and Drug Administration of the U.S. Department of Health and Human Services (the “FDA”) or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) or (iii) is in violation in any respect of any law, ordinance, governmental rule, regulation or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this paragraph (v), for any violations or defaults which, singularly or in the aggregate, would not have a Material Adverse Effect.

(t)           The Company and each of its subsidiaries possess all licenses, certificates, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal or foreign regulatory agencies or bodies (including, without limitation, the FDA, the Office of Foreign Asset Control of the U.S. Treasury Department (“OFAC”) and any other foreign, federal, state or local government or regulatory authorities performing functions similar to those performed by the FDA) which are necessary or desirable for the ownership of their respective properties or the conduct or proposed conduct of their respective businesses as described in the General Disclosure Package and the Prospectuses (collectively, the “Governmental Permits”) except where any failures to possess or make the same, singularly or in the aggregate, would not have a Material Adverse Effect.  The Company and its subsidiaries are in compliance with all such Governmental Permits; all such Governmental Permits are valid and in full force and effect, except where the validity or failure to be in full force and effect would not, singularly or in the aggregate, have a Material Adverse Effect.  All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits.  Neither the Company nor any subsidiary has received notification of any revocation or modification (or proceedings related thereto) of any such Governmental Permit and has no reason to believe that any such Governmental Permit will not be renewed.  The Company has provided true and complete copies of all Governmental Permits issued to the Company or any subsidiary by OFAC (the “OFAC Licenses”) to the Underwriters and their counsel.

(u)           Neither the Company nor any of its subsidiaries is or, after giving effect to the Offering and the application of the proceeds thereof as described in the General Disclosure Package and the Prospectuses, will be required to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

(v)           Neither the Company, nor any of its subsidiaries nor any of their respective officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which might in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(w)           The Company and its subsidiaries own or possess the right to use all patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, software, databases, know-how, Internet domain names, trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures, and other intellectual property (collectively, “Intellectual Property”) necessary to carry on their respective businesses as currently conducted, and as proposed to be conducted and described in the General Disclosure Package and the Prospectuses, and the Company is not aware of any claim to the contrary or any challenge by any other person to the rights of the Company and its subsidiaries with respect to the foregoing, except for those that could not have a Material Adverse Effect.  The Intellectual Property licenses described in the General Disclosure Package and the Prospectuses are valid, binding upon, and enforceable by or against the parties thereto in accordance to their terms, subject to bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting the enforcement rights of creditors, and except as enforceability of its obligations hereunder are subject to general principles of equity.  The Company has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of, any Intellectual Property license, and the Company has no knowledge of any breach or anticipated breach by any other person to any Intellectual Property license.  To the Company’s knowledge, the Company’s business as now conducted does not infringe or conflict with any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other Intellectual Property or franchise right of any person.  Except as described in the General Disclosure Package, no claim has been made against the Company alleging the infringement by the Company of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.  The Company has taken all reasonable steps to protect, maintain and safeguard its rights in all Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.  The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Company's right to own, use, or hold for use any of the Intellectual Property as owned, used or held for use in the conduct of the business as currently conducted.  The Company has at all times complied with all applicable laws relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company's business.  No claims have been asserted or, to the Company’s knowledge, threatened against the Company alleging a violation of any person's privacy or personal information or data rights and the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any law related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company in the conduct of the Company's business.  The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, or other misuse.

(x)           Except as would not result in a Material Adverse Effect, the Company and each of its subsidiaries have good and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and its subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects that do not, singularly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or any of its subsidiaries holds properties described in the General Disclosure Package and the Prospectuses, are in full force and effect, and neither the Company nor any subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(y)           No labor disturbance by the employees of the Company or any of its subsidiaries exists or, to the best of the Company’s knowledge, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singularly or in the aggregate, to have a Material Adverse Effect.  The Company is not aware that any key employee or significant group of employees of the Company or any subsidiary plans to terminate employment with the Company or any such subsidiary.

(z)           The Company and its subsidiaries are in compliance with all Canadian, United States, foreign, federal, state, local, provincial and territorial rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where the failure to comply would not, singularly or in the aggregate, have a Material Adverse Effect.  There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any of its subsidiaries (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any of its subsidiaries is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any of its subsidiaries, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singularly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company or any of its subsidiaries has knowledge, except for any such disposal, discharge, emission, or other release of any kind which would not have, singularly or in the aggregate with all such discharges and other releases, a Material Adverse Effect.

(aa)           The clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or its subsidiaries that are described or referred to in the Base Prospectuses or Prospectus Supplement were and, if still pending, are being conducted in accordance with all statutes, laws, rules and regulations, as applicable (including, without limitation, those administered by the FDA or by any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA).  The descriptions of the results of such studies and tests that are described or referred to in the Base Prospectuses or Prospectus Supplement are accurate and complete in all material respects and fairly present the published data derived from such studies and tests, and each of the Company and its subsidiaries has no knowledge of other studies or tests the results of which are materially inconsistent with or otherwise call into question the results described or referred to in the Base Prospectuses, the General Disclosure Package, or the Prospectus Supplement.  Neither the Company nor its subsidiaries has received any notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination or suspension of such studies or tests.  For the avoidance of doubt, the Company makes no representation or warranty that the results of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company will be sufficient to obtain governmental approval from the FDA or any foreign, state or local governmental body exercising comparable authority.

The Company has established and administers a compliance program applicable to the Company and its subsidiaries, to assist the Company, its subsidiaries and their directors, officers and employees of the Company and its subsidiaries in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA).

Except as would not result in a Material Adverse Effect, neither the Company nor any of its subsidiaries has failed to file with the applicable regulatory authorities (excluding the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) any filing, declaration, listing, registration, report or submission that is required to be so filed.  Neither the Company nor any of its subsidiaries has failed to file with the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA, any filing, declaration, listing, registration, report or submission that is required to be so filed.  All such filings were in material compliance with applicable laws when filed and no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA) with respect to any such filings, declarations, listings, registrations, reports or submissions.

(bb)           The Company and its subsidiaries each (i) have timely filed all necessary federal, state, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (ee), that would not, singularly or in the aggregate, have a Material Adverse Effect.  The Company and its subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority.  The accruals and reserves on the books and records of the Company and its subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since June 30, 2009 the Company and its subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(cc)           The Company and each of its subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries.

(dd)           The Company and each of its subsidiaries maintains a system of internal accounting and other controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the Company’s consolidated financial statements in conformity with Canadian Securities Laws and Canadian GAAP applied on a consistent basis during the periods involved, together with any required reconciliation, in accordance with the Securities Act and the Commission’s rules and guidelines, to U.S. GAAP; and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the General Disclosure Package, since the end of the Company’s most recent audited fiscal year, there has been (A) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (B) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed by the Company in reports that it files or submits with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s applicable rules and forms.  Since June 30, 2009, there have been no changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting,  Since June 30, 2009, to the Company’s knowledge, no event, circumstance or development has occurred which could reasonably be expected to result in a determination that there is a material weakness in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting.

(ee)           All existing minute books of the Company and each of its Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nominating and Corporate Governance and other board committees) and shareholders of the Company (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel and all such Corporate Records are complete.  There are no transactions, agreements or other actions of the Company or any of its subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records.  All required filings have been made with the Nova Scotia Registry of Joint Stock Companies in a timely fashion under the NSCA.

(ff)           There is no franchise, lease, contract, agreement or document required by Canadian Securities Laws, the Securities Act or by the Rules and Regulations to be described in the General Disclosure Package and in the Prospectuses, or a document incorporated by reference therein, or to be filed as an exhibit to the Registration Statement, or a document incorporated by reference therein, which is not described or filed therein as required; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement, or in a document incorporated by reference therein, are accurate and complete descriptions of such documents in all material respects.  Other than as described in the General Disclosure Package, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any of the other parties thereto, and neither the Company nor any of its subsidiaries has received notice or has any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singularly or in the aggregate, have a Material Adverse Effect.

(gg)           No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders (or analogous interest holders), customers or suppliers of the Company or any of its subsidiaries or any of their respective affiliates on the other hand, which is required to be described in the General Disclosure Package and the Prospectuses, or a document incorporated by reference therein, and which is not so described.

(hh)           No person or entity has the right to require registration or qualification of Common Shares or other securities of the Company or any of its subsidiaries because of the filing or effectiveness of the Registration Statement or otherwise, except for persons and entities who have expressly waived such right in writing or who have been given timely and proper written notice and have failed to exercise such right within the time or times required under the terms and conditions of such right.  Except as described in the General Disclosure Package, there are no persons with registration rights or similar rights to have any securities registered by the Company or any Subsidiary under the Securities Act.

(ii)             Neither the Company nor any of its subsidiaries owns any “margin securities” as that term is defined in Regulation U of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), and none of the proceeds of the sale of the Shares will be used, directly or indirectly, for the purpose of purchasing or carrying any margin security, for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry any margin security or for any other purpose which might cause any of the Offered Securities to be considered a “purpose credit” within the meanings of Regulation T, U or X of the Federal Reserve Board.

(jj)             Except for the Advisory Engagement (as defined in Section 3(I)), neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person that would give rise to a valid claim against the Company or the Underwriters for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares or any transaction contemplated by this Agreement, the Registration Statement, the General Disclosure Package or the Prospectuses.

(kk)           No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and Section 138.4(9) of the Ontario Securities Act) contained in either the General Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ll)             The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, the Securities Act, the Exchange Act, the Rules and Regulations and the rules, regulations and policies of any stock exchange upon which the Common Shares are listed; all press releases, material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with any stock exchange and the Canadian Commissions in each of the provinces where the Company is a reporting issuer (or the equivalent), as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation (as defined under Canadian Securities Laws) at the time at which it was filed with applicable securities regulators, including, without limitation, the OSC and the Commission; the Company has not filed any confidential material change report with any securities regulatory authority or regulator or any exchange or any document for confidential treatment with the OSC that at the date hereof remains confidential.  The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the TSX and the NYSE AMEX, and the Company has taken no action designed to, or reasonably likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act or delisting the Common Shares from any stock exchange or other market, nor has the Company received any notification that the Commission, any stock exchange or other market or the Financial Industry Regulatory Authority, Inc. (“FINRA”) is contemplating terminating such registration or listing.  The Company has obtained or will have obtained, or has made or will have made, as applicable, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the TSX and the Amex required for the listing and trading of the Shares on such stock exchanges or other markets.

(mm)         The Company is in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder or implementing the provisions thereof (the “Sarbanes-Oxley Act”).

(nn)           Neither the Company nor any of its subsidiaries nor, to the best of the Company’s knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state, local or foreign office in violation of any law, including the Foreign Corrupt Practices Act of 1977, as amended, or the Corruption of Foreign Public Officials Act (Canada), as amended, or of the character required to be disclosed in the Registration Statement, the General Disclosure Package or the Prospectuses, or a document incorporated by reference therein.

(oo)           There are no transactions, arrangements or other relationships between and/or among the Company or any if its subsidiaries, any of their respective affiliates (as such term is defined in Rule 405 of the Securities Act) and any unconsolidated entity, including, but not limited to, any structure finance, special purpose or limited purpose entity that could reasonably be expected to materially affect the Company’s or any of its subsidiaries’ liquidity or the availability of or requirements for their capital resources required to be described in the General Disclosure Package and the Prospectuses, or a document incorporated by reference therein, which have not been described as required.

(pp)           There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company, any of its subsidiaries or any of their respective family members, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses.

(qq)           The statistical and market related data included in the Registration Statement, the General Disclosure Package and the Prospectuses are based on or derived from sources that the Company believes to be reliable and accurate, and such data agree with the sources from which they are derived.

(rr)            The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending, or to the best knowledge of the Company, threatened.

(ss)           Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by OFAC.  The Company has not loaned, contributed, or otherwise made available any monies to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC except in strict compliance with the terms of the OFAC Licenses.

(tt)            Neither the Company nor any subsidiary maintains any employment benefit plan, program or arrangement that is subject to the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder.

(uu)           Neither the Company, its subsidiaries, nor any of the Company’s or its subsidiaries’ officers, directors or affiliates has offered, or caused any Underwriter to offer, Shares to any person with the intent to influence unlawfully (i) a customer or supplier of the Company to alter the customer’s or supplier’s level or type of business with the Company or (ii) a trade journalist or publication to write or publish favorable information about the Company or any of their respective products or services.

(vv)           Neither the Company, nor any of its subsidiaries, nor any of their affiliates (within the meaning of NASD Conduct Rule 2720(b)(1)(a)) directly or indirectly controls, is controlled by, or is under common control with, or is an associated person (within the meaning of Article I, Section l(ee) of the By-laws of FINRA) of, any member firm of FINRA.

(ww)         The Company will make available to U.S. shareholders, upon their written request, timely and accurate information as to the Company’s status as a “passive foreign investment company” (“PFIC”) under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and the status of any subsidiary corporation that is also a PFIC (a “Subsidiary PFIC”) in which the Company owns more than 50% of such Subsidiary PFIC’s total aggregate voting power, and for each year the Company is a PFIC, provide to a U.S. shareholder, upon such shareholder’s written request, all information and documentation that a U.S. shareholder making a “qualified electing fund” election (under the meaning of Section 1295 of the Code) with respect to the Company and such more than 50% owned Subsidiary PFIC is required to obtain for U.S. federal income tax purposes.

Any certificate signed by or on behalf of the Company and delivered to the Underwriters or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

3.           Purchase, Sale and Delivery of Shares.

(I)              On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell the Firm Shares to the Underwriters as provided in this Agreement, and each Underwriter agrees, severally and not jointly, to purchase from the Company the respective number of Firm Shares set forth opposite such Underwriter’s name in Schedule I hereto.  The purchase price for each Firm Share shall be US$1.508 per share (the “Per Share Price”).  The Company has advised the Underwriters that the Company has retained Bloom Burton & Co. Inc. (“Bloom Burton”) to act as the Company’s financial adviser in connection with the Offering and has disclosed to the Underwriters the terms and conditions of Bloom Burton’s engagement (the “Advisory Engagement”).  The Representative, on behalf of the several Underwriters, acknowledges that the financial advisory fees payable to Bloom Burton in connection with the Offering (the “Financial Advisory Fee”) will be paid directly by the Company at the Closing and any Additional Closing and that the discounts and commissions otherwise payable to the Underwriters hereunder shall be reduced on a dollar-for-dollar basis by the amount of the Financial Advisory Fee actually paid to Bloom Burton.

(II)             The Company hereby grants to the Underwriters the option to purchase some or all of the Additional Shares and, upon the basis of the warranties and representations and subject to the terms and conditions herein set forth, the Underwriters shall have the right to purchase from the Company all or any portion of the Additional Shares at the Per Share Price as may be necessary to cover over-allotments made in connection with the transactions contemplated hereby.  This option may be exercised by the Representative at any time and from time to time on or before the thirtieth (30th) day following the date hereof, by written notice to the Company.  Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date and time being herein referred to as the “Additional Closing Date”); provided, however, that the Additional Closing Date shall not be earlier than the Closing Date (as defined below) nor earlier than the first business day after the date on which the option shall have been exercised nor later than the tenth business day after the date on which the option shall have been exercised.

If any Additional Shares are to be purchased, the number of Additional Shares to be purchased by each Underwriter shall be the number of Additional Shares which bears the same ratio to the aggregate number of Additional Shares being purchased from the Company as the number of Firm Shares set forth opposite the name of such Underwriter in Schedule I hereto bears to the aggregate number of Firm Shares being purchased from the Company by the Underwriters, subject, however, to such (i) adjustments to eliminate any fractional Shares as the Underwriters in their sole discretion shall make and (ii) modifications as may be agreed to by and among the Underwriters.

Payment of the purchase price for and delivery of Additional Shares shall be made on an Additional Closing Date in the same manner and at the same office as the payment for the Firm Shares as set forth in subparagraph (III) below.

(III)           The Firm Shares will be delivered by the Company to the Underwriters against payment of the purchase price therefor by wire transfer of same day funds payable to the order of the Company at the offices of Roth Capital Partners, LLC, 24 Corporate Plaza, Newport Beach, CA 92660, or such other location as may be mutually acceptable, at 6:00 a.m. PST, on the third (or if the Firm Shares are priced, as contemplated by Rule 15c6-1(c) under the Exchange Act, after 4:30 p.m. Eastern time, the fourth) full business day following the date hereof, or at such other time and date as the Representative and the Company determine pursuant to Rule 15c6-1(a) under the Exchange Act, or, in the case of the Additional Shares, at such date and time set forth in the applicable notice of exercise.  The time and date of delivery of the Firm Shares is referred to herein as the “Closing Date.”  If the Representative elects, delivery of the Shares shall be made by credit through full fast transfer to the accounts at The Depository Trust Company designated by the Underwriters.  Certificates representing the Shares, in definitive form and in such denominations and registered in such names as the Underwriters may request upon at least two business days’ prior notice to the Company, will be made available for checking and packaging not later than 10:30 a.m. PDT on the business day next preceding the Closing Date at the above address, or such other location as may be mutually acceptable to the Company and the Underwriters.

4.           Further Agreements of the Company.

(I)           Further Agreements of the Company.  The Company agrees with the several Underwriters:

(a)           (i) to make no further amendment or supplement prior to the Closing Date to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Representative, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares, to advise the Underwriters promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Underwriters with copies thereof; (iii) to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the OSC to comply with Canadian Securities Laws and with the TSX and NYSE AMEX to procure and ensure the continued listing of the Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares; and, for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares, to provide the Underwriters with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act or pursuant to the Canadian Securities Laws and to promptly notify the Underwriters of such filing; (v) to advise the Underwriters, promptly after it receives notices thereof, (x) of any request by the OSC or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or the Issuer Free Writing Prospectus, if any, or for additional information with respect thereto or (y) of the issuance by the Commission or the OSC of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Underwriters promptly of the happening of any event within the time during which a prospectus relating to the Shares is required to be delivered under the Securities Act or the Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (i) constitute full, true and plain disclosure of all material facts relating to the Shares and (ii) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(b) hereof, to prepare and furnish promptly to the Underwriters, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change and (vii) in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or the OSC shall issue any cease trading order, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b)           To comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the OSC on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two business days following the dated of this Agreement, and the U.S. Prospectus Supplement with the Commission one business day following the filing of the Canadian Prospectus Supplement with the OSC.  If during the period in which a prospectus is required by law to be delivered by an Underwriter or a dealer in connection with the distribution of the Shares contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative or counsel for the Underwriters, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading, or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or the Issuer Free Writing Prospectus, if any, to comply with any law, the Company promptly will prepare and file with the Commission and the OSC, and furnish at its own expense to the Underwriters, an appropriate amendment to the Registration Statement or supplement to the U.S. Prospectus, Canadian Prospectus or the Issuer Free Writing Prospectus, if any, so that the Registration Statement as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, U.S. Prospectus or the Canadian Prospectus will comply with such law.  Before amending the Registration Statement or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the Offering, the Company will furnish the Underwriters with a copy of such proposed amendment or supplement and will not file such amendment or supplement to which the Underwriters reasonably object.

(c)           The Company represents and agrees that, unless it obtains the prior written consent (which may be in the form of electronic mail) of the Representative, which consent shall not be unreasonably withheld or delayed, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Company, it has not made and will not, make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Securities Act (each, a “Permitted Free Writing Prospectus”); provided that the prior written consent of the Representative shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included in Schedule A hereto.  The Company represents that it has treated and agrees that it will treat, provided that in each case it shall have been informed by an Underwriter of the existence of a Permitted Free Writing Prospectus other than an Issuer Free Writing Prospectus, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and will not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.

(d)           If the General Disclosure Package is being used to solicit offers to buy the Shares at a time when the Prospectuses are not yet available to prospective purchasers and any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or to make the statements therein not conflict with the information contained, or incorporated by reference, in the Registration Statement then on file and not superseded or modified, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will either (i) prepare, file with the OSC and the Commission (if required) and furnish to the Underwriters an appropriate amendment or supplement to the General Disclosure Package or (ii) prepare and file with the OSC (if required) and the Commission an appropriate filing under the Exchange Act which shall be incorporated by reference in the General Disclosure Package so that the General Disclosure Package as so amended or supplemented will not, in the light of the circumstances then prevailing, be misleading or conflict with the Registration Statement then on file, or so that the General Disclosure Package will comply with law.

(e)           If at any time following issuance of any Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or will conflict with the information contained in the Registration Statement, Pricing Prospectus or Prospectuses, including any document incorporated by reference therein and any prospectus supplement deemed to be a part thereof, and not superseded or modified or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances prevailing at the subsequent time, not misleading, the Company has promptly notified or will promptly notify the Underwriters so that any use of such Issuer Free Writing Prospectus may cease until it is amended or supplemented and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.  The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter specifically for inclusion therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 17).

(f)           To furnish promptly to the Underwriters and to counsel for the Underwriters a signed copy of the Canadian Base Prospectus as originally filed with the OSC and Registration Statement as originally filed with the Commission, and of each amendment thereto filed with the OSC and the Commission, including all consents and exhibits filed therewith.

(g)           To deliver promptly to the Underwriters in New York City such number of the following documents as the Underwriters shall reasonably request: (i) conformed copies of the Registration Statement as originally filed with the Commission (in each case excluding exhibits), (ii) any Preliminary Prospectus, (iii) any Issuer Free Writing Prospectus, (iv) the Prospectuses (the delivery of the documents referred to in clauses (i), (ii), (iii) and (iv) of this paragraph (g) to be made not later than 10:00 A.M., EST, on the business day following the execution and delivery of this Agreement), (v) conformed copies of any amendment to the Registration Statement (excluding exhibits) and (vi) any amendment or supplement to the General Disclosure Package or the Prospectuses (the delivery of the documents referred to in clauses (v) and (vi) of this paragraph (g) to be made not later than 10:00 A.M., EST, on the business day following the date of such amendment or supplement).

(h)           To make generally available to its shareholders as soon as practicable, but in any event not later than eighteen (18) months after the effective date of each Registration Statement (as defined in Rule 158(c) under the Rules and Regulations), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the Rules and Regulations (including, at the option of the Company, Rule 158).

(i)           To take promptly from time to time such actions as the Underwriters may reasonably request to qualify the Shares for offering and sale under the securities or Blue Sky laws of such jurisdictions (domestic or foreign) as the Underwriters may designate and to continue such qualifications in effect, and to comply with such laws, for so long as required to permit the offer and sale of the Shares in such jurisdictions; provided that the Company and its subsidiaries shall not be obligated to qualify as foreign corporations in any jurisdiction in which they are not so qualified or to file a general consent to service of process in any jurisdiction.

(j)           Upon request, during the period of five (5) years from the date hereof, to deliver to each of the Underwriters, (i) as soon as they are available, copies of all reports or other communications furnished to shareholders, and (ii) as soon as they are available, copies of any reports and financial statements furnished or filed with the OSC and the Commission or any national securities exchange or automatic quotation system on which the Company’s securities are listed or quoted.

(k)           Except at an effective price per Common Share equal to or greater than the Per Share Purchase Price, the Company will not, for a period of thirty (30) days from the date of the Prospectus, (the “Lock-Up Period”) without the prior written consent of the Representative, directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, other than the Company’s sale of the Shares hereunder and the issuance of restricted Common Shares or options to acquire Common Shares pursuant to the Company’s employee benefit plans, qualified stock option plans or other employee compensation plans as such plans are in existence on the date hereof and described in the Prospectuses and the issuance of Common Shares pursuant to the valid exercises of options, warrants or rights outstanding on the date hereof.  The Company will cause each of the directors listed in Schedule B to furnish to the Underwriters, prior to the Closing Date, a letter, substantially in the form of Exhibit A hereto, pursuant to which each such person shall agree, among other things, not to directly or indirectly offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, not to engage in any swap or other agreement or arrangement that transfers, in whole or in part, directly or indirectly, the economic risk of ownership of Common Shares or any such securities and not to engage in any short selling of any Common Shares or any such securities, during the Lock-Up Period, without the prior written consent of the Representative.  The Company also agrees that during such period, the Company will not file any registration statement, preliminary prospectus or prospectus, or any amendment or supplement thereto, under the Securities Act for any such transaction or which registers, or offers for sale, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, except for a registration statement on Form S-8 relating to employee benefit plans, and, in connection with effective registration statements in existence on the date hereof, except as may not increase the number of securities subject to such registration statement.  The Company hereby agrees that (i) if it issues an earnings release or material news, or if a material event relating to the Company occurs, during the last seventeen (17) days of the Lock-Up Period, or (ii) if prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this paragraph (k) or the letter shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

(l)           To supply the Underwriters with copies of all correspondence to and from, and all documents issued to and by, the OSC and the Commission in connection with the registration or qualification of the Shares under the Canadian Securities Laws, the Securities Act or any Registration Statement, any Preliminary Prospectus or the Prospectuses, or any amendment or supplement thereto or document incorporated by reference therein.

(m)           Prior to the completion of the Offering Period, to furnish to the Underwriters, as soon as they have been prepared, copies of any unaudited interim consolidated financial statements of the Company for any periods subsequent to the periods covered by the financial statements appearing in the Registration Statement and the Prospectuses.

(n)           Prior to the completion of the Offering Period, not to issue any press release or other communication directly or indirectly or hold any press conference with respect to the Company, its condition, financial or otherwise, or earnings, business affairs or business prospects (except for routine oral marketing communications in the ordinary course of business and consistent with the past practices of the Company and of which the Underwriters are notified), without the prior written consent of the Representative, which consent shall not be unreasonably withheld, unless in the judgment of the Company and its counsel, and after notification to the Underwriters, such press release or communication is required by law.

(o)           Prior to the completion of the Offering Period, will not, and will cause its affiliated purchasers (as defined in Regulation M under the Exchange Act) not to, either alone or with one or more other persons, bid for or purchase, for any account in which it or any of its affiliated purchasers has a beneficial interest, any Shares, or attempt to induce any person to purchase any Shares; and not to, and to cause its affiliated purchasers not to, make bids or purchase for the purpose of creating actual, or apparent, active trading in or of raising the price of the Shares.

(p)           Not to take any action prior to the completion of the Offering Period which would require the Prospectuses to be amended or supplemented pursuant to this Section 4.

(q)           To apply the net proceeds from the sale of the Shares as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses under the heading “Use of Proceeds”, and, without limiting the generality of the foregoing, will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for any purpose of financing the activities of any person subject to any U.S. sanctions administered by OFAC except in strict compliance with the terms of the OFAC Licenses and any Governmental Permits issued by OFAC subsequent to the date hereof.

(r)           To use its commercially reasonable best efforts to obtain (i) approval to list, subject to official notice of issuance, the Shares on the NYSE AMEX and (ii) conditional approval to list the Shares on the TSX, subject only to satisfying customary TSX listing requirements.

(s)           To use its commercially reasonable efforts to assist the Underwriters with any filings required to be made with FINRA and obtaining clearance from FINRA as to the amount of compensation allowable or payable to the Underwriters.

(t)           To use its commercially reasonable best efforts to do and perform all things required to be done or performed under this Agreement by the Company prior to the Closing Date or any Additional Closing Date and to satisfy all conditions precedent to the delivery of the Shares.

5.           Payment of Expenses.  The Company agrees with the Underwriters to pay, or reimburse if paid by the Underwriters (subject to receipt by the Company of appropriate documentation thereof), (a) the costs incident to the authorization, issuance, sale, preparation and delivery of the Shares to the Underwriters and any stock or transfer taxes and stamp or similar duties payable in that connection; (b) the costs incident to the registration of the Shares under the Canadian Securities Laws and the Securities Act; (c) the costs incident to the preparation, printing, filing and distribution of the Registration Statement, the Form F-X, any Preliminary Prospectus, the Prospectuses, any Issuer Free Writing Prospectus, the General Disclosure Package, and any amendments, supplements and exhibits thereto or any document incorporated by reference therein, and the costs of printing, reproducing and distributing, this Agreement and any closing document by mail, telex or other means of communication; (d) the reasonable fees and expenses (including related fees and expenses of counsel for the Underwriters) incurred in connection with securing any required review by FINRA of the terms of the sale of the Shares and any filings made with FINRA, if applicable; (e) any applicable fees related to the listing of the Shares on the TSX and NYSE AMEX; (f) (subject to the limitations set forth in the following sentence) the reasonable fees and expenses of qualifying the Shares under the securities laws of the several jurisdictions as provided in Section 4(I)(i) and of preparing, printing and distributing Blue Sky Memoranda (including related fees and expenses of counsel to the Underwriters); (g) the cost of preparing and printing stock certificates; (h) all fees and expenses of the registrar and transfer agent of the Shares; and (i) all other costs and expenses incident to the performance of the obligations of the Company under this Agreement (including, without limitation, the fees and expenses of the Company’s counsel and the Company’s independent accountants and the travel, lodging and other expenses incurred by Company personnel in connection with any “roadshow” including, without limitation, any expenses advanced by the Underwriters on the Company’s behalf (which will be promptly reimbursed upon presentation of a written invoice).  Whether or not the issuance and sale of the Shares occurs, the Company shall reimburse the Underwriters for the reasonable fees and disbursements of counsel to the Underwriters up to a maximum aggregate amount of US$50,000.  Except as otherwise provided in this Section 5 and in Sections 7, 8 and 10, the Underwriters shall pay their own costs and expenses, including the fees and expenses of their counsel.

6.           Conditions of Obligations of the Underwriters.  The obligations of the several Underwriters hereunder are subject to the accuracy, when made and on the Applicable Time, on the Closing Date and each Additional Closing Date, of the representations and warranties of the Company contained herein, to the accuracy of the statements of the Company made in any certificates pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder, and to each of the following additional terms and conditions:

(I)           No stop or cease-trade order suspending the effectiveness of any Registration Statement or any part thereof, preventing or suspending the use of, any Preliminary Prospectus, the Prospectuses or any Permitted Free Writing Prospectus or any part thereof shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Securities Act shall have been initiated or, to the knowledge of the Company, threatened by the OSC and the Commission, and all requests for additional information on the part of the OSC and the Commission (to be included or incorporated by reference in the Registration Statement or the Prospectuses or otherwise) shall have been complied with to the reasonable satisfaction of the Underwriters; each Issuer Free Writing Prospectus and the Prospectuses shall have been filed with, the OSC and the Commission within the applicable time period prescribed for such filing by, and in compliance with, the Rules and Regulations.

(II)            None of the Underwriters shall have discovered and disclosed to the Company on or prior to the Closing Date or any Additional Closing Date that any Registration Statement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Underwriters, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading, or that the General Disclosure Package, any Issuer Free Writing Prospectus or the Prospectuses or any amendment or supplement thereto contains an untrue statement of fact which, in the opinion of such counsel, is material or omits to state any fact which, in the opinion of such counsel, is material and is necessary in order to make the statements, in the light of the circumstances in which they were made, not misleading.

(III)           All corporate proceedings and other legal matters incident to the authorization, form and validity of each of this Agreement, the Shares, the Registration Statement, the General Disclosure Package, each Issuer Free Writing Prospectus and the Prospectuses and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Underwriters, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

(IV)           Heenan Blaikie, LLP and Stewart McKelvey Stirling & Scales LLP shall have furnished to the Underwriters such counsel’s written opinions or letters, as Canadian counsel to the Company, addressed to the Underwriters and dated the Closing Date or the Additional Closing Date, as applicable, in form and substance reasonably satisfactory to the Representative.

(V)            Dorsey & Whitney, LLP shall have furnished to the Underwriters such counsel’s written opinion, as United States counsel to the Company, addressed to the Underwriters and dated the Closing Date or the Additional Closing Date, as applicable, in form and substance reasonably satisfactory to the Representative.

(VI)           Bingham McCutcheon LLP shall have furnished to the Underwriters such counsel’s written opinions, as special OFAC counsel to the Company and as special IP counsel to the Company, each addressed to the Underwriters and dated the Closing Date or the Additional Closing Date, as applicable, each in form and substance reasonably satisfactory to the Representative.

(VII)          The Underwriters shall have received from the Company’s IP counsels, such opinion or opinions, dated the Closing Date or the Additional Closing Date, as applicable, in such form and with respect to the Intellectual Property and such other matters as the Representative may reasonably require, and the Company shall have furnished to such Company’s IP counsels such documents as they request for enabling them to pass upon such matters.

(VIII)        At the time of the execution of this Agreement, the Underwriters shall have received from KPMG LLP a letter, addressed to the Underwriters, executed and dated such date, in form and substance satisfactory to the Representative (i) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries within the meaning of the Securities Act and the Rules and Regulations and PCAOB and independent auditors within the meaning of Canadian Securities Laws and (ii) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to certain financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses.

(IX)           On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date or the Additional Closing Date, as applicable, the Underwriters shall have received a letter (the “KPMG bring-down letter”) from KPMG LLP addressed to the Underwriters and dated such date confirming, as of the date of the KPMG bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the KPMG bring-down letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Underwriters concurrently with the execution of this Agreement pursuant to subparagraph (IX) of this Section 6.

(X)            At the time of the execution of this Agreement, the Underwriters shall have received from BDO a letter, addressed to the Underwriters, executed and dated such date, in form and substance satisfactory to the Representative (i) confirming that they are an independent registered accounting firm with respect to the Company and its subsidiaries and Cytopia within the meaning of the Securities Act and the Rules and Regulations and PCAOB and independent auditors within the meaning of Canadian Securities Laws and (ii) stating the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to certain financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectuses.

(XI)           On the effective date of any post-effective amendment to any Registration Statement and on the Closing Date or the Additional Closing Date, as applicable, the Underwriters shall have received a letter (the “BDO bring-down letter”) from BDO addressed to the Underwriters and dated such date confirming, as of the date of the BDO bring-down letter (or, with respect to matters involving changes or developments since the respective dates as of which specified financial information is given in the General Disclosure Package and the Prospectuses, as the case may be, as of a date not more than three (3) business days prior to the date of the BDO bring-down letter), the conclusions and findings of such firm, of the type ordinarily included in accountants’ “comfort letters” to underwriters, with respect to the financial information and other matters covered by its letter delivered to the Placement Agents concurrently with the execution of this Agreement pursuant to subparagraph (X) of this Section 6.

(XII)          The Company shall have furnished to the Underwriters a certificate, dated the Closing Date or the Additional Closing Date, as applicable, of its President and Chief Executive Officer and its Vice President, Finance and Administration stating that (i) such officers have carefully examined the Registration Statement, the General Disclosure Package, any Permitted Free Writing Prospectus and the Prospectuses and, in their opinion, the Registration Statement and each amendment thereto, at the Applicable Time and as of the Closing Date or the Additional Closing Date, as applicable, did not include any untrue statement of a material fact and did not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the General Disclosure Package, as of the Applicable Time, as of the date of this Agreement and as of the Closing Date or the Additional Closing Date, as applicable, any Permitted Free Writing Prospectus as of its date and as of the Closing Date or the Additional Closing Date, as applicable, the Prospectuses and each amendment or supplement thereto, as of the respective date thereof and as of the Closing Date or the Additional Closing Date, as applicable, did not include any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances in which they were made, not misleading, (ii) since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement or amendment to the Registration Statement, the General Disclosure Package or the Prospectuses, (iii) to the best of their knowledge after reasonable investigation, as of the Closing Date or the Additional Closing Date, as applicable, the representations and warranties of the Company in this Agreement are true and correct and the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as applicable, and (iv) there has not been, subsequent to the date of the most recent audited financial statements included, or incorporated by reference, in the General Disclosure Package, any material adverse change in the financial position or results of operations of the Company and its subsidiaries, or any change or development that, singularly or in the aggregate, would involve a material adverse change or a prospective material adverse change, in or affecting the condition (financial or otherwise), results of operations, business or assets of the Company and its subsidiaries taken as a whole, except as set forth in the Prospectuses.

(XIII)         Since the date of the latest audited financial statements included in the General Disclosure Package, or incorporated by reference in the General Disclosure Package as of the date hereof, (i) neither the Company nor any of its subsidiaries shall have sustained any loss or interference with its business from fire, explosion, flood, terrorist act, or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the General Disclosure Package, and (ii) there shall not have been any change in the share capital or long-term debt of the Company or any of its subsidiaries, or any change, or any development involving a prospective change, in or affecting the business, assets, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, otherwise than as set forth in the General Disclosure Package, the effect of which, in any such case described in clause (i) or (ii) of this subparagraph (XI), is, in the judgment of the Representative, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated in the General Disclosure Package.

(XIV)        No action shall have been taken and no law, statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would prevent the issuance or sale of the Shares or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company and its subsidiaries, taken as a whole; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued which would prevent the issuance or sale of the Shares or materially and adversely affect or potentially materially and adversely affect the business or operations of the Company and its subsidiaries, taken as a whole.

(XV)         Subsequent to the execution and delivery of this Agreement there shall not have occurred any of the following: (i) trading in securities generally on the New York Stock Exchange, the Nasdaq Stock Market, the TSX or NYSE AMEX or in the over-the-counter market, or trading in any securities of the Company on any stock exchange or in the over-the-counter market, shall have been suspended or materially limited, or minimum or maximum prices or maximum range for prices shall have been established on any such exchange or such market by the Commission, by such exchange or market or by any other regulatory body or governmental authority having jurisdiction, (ii) a banking moratorium shall have been declared by Canadian or United States Federal or state authorities or a material disruption has occurred in commercial banking or securities settlement or clearance services in Canada or the United States, (iii) the United States shall have become engaged in hostilities, or the subject of an act of terrorism, or there shall have been an outbreak of or escalation in hostilities involving the United States, or there shall have been a declaration of a national emergency or war by the United States, or (iv) there shall have occurred such a material adverse change in general economic, political or financial conditions (or the effect of international conditions on the financial markets in the United States or Canada shall be such) as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the sale or delivery of the Shares on the terms and in the manner contemplated in the General Disclosure Package and the Prospectuses.

(XVI)        The NYSE AMEX shall have approved the Shares for listing therein subject only to official notice of issuance.  The TSX shall have accepted for filing notice of the Offering and shall have conditionally approved the listing of the Shares subject only to the satisfaction of customary post-closing requirements.

(XVII)       The Underwriters shall have received the written agreements, substantially in the form of Exhibit A hereto, of each of the Company’s directors listed in Schedule B to this Agreement.

(XVIII)      FINRA shall have raised no objection that has not been resolved to the fairness and reasonableness of the terms of this Agreement or the transactions contemplated hereby.

(XIX)        The Company shall have prepared and filed with the OSC, and with the Commission a Report of Foreign Issuer on Form 6-K including, as an exhibit thereto, this Agreement.

All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Underwriters.

7.           Indemnification and Contribution.  (I) The Company shall indemnify and hold harmless each Underwriter, each of its directors, officers, managers, members, employees, representatives and agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Underwriter Indemnified Parties,” and each a “Underwriter Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Underwriter Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (A) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, or (B) the omission or alleged omission to state in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading or (C) any breach of the representations and warranties of the Company contained herein or failure of the Company to perform its obligations hereunder or pursuant to any law, any act or failure to act, or any alleged act or failure to act, by the Underwriter in connection with, or relating in any manner to, the Shares or the Offering, and which is included as part of or referred to in any loss, claim, damage, expense, liability, action, investigation or proceeding arising out of or based upon matters covered by subclause (A), (B) or (C) above of this Section 7(I) (provided that the Company shall not be liable in the case of any matter covered by this subclause (C) to the extent that it is determined in a final judgment by a court of competent jurisdiction that such loss, claim, damage, expense or liability resulted directly from any such act or failure to act undertaken or omitted to be taken by such Underwriter through its gross negligence or willful misconduct), and shall reimburse each Underwriter Indemnified Party promptly upon demand for any legal fees or other expenses reasonably incurred by that Underwriter Indemnified Party in connection with investigating, or preparing to defend, or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding, as such fees and expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, expense or liability arises out of or is based upon an untrue statement or alleged untrue statement in, or omission or alleged omission from any Preliminary Prospectus, any Registration Statement or the Prospectuses, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Underwriter specifically for use therein, which information the parties hereto agree is limited to the Underwriters’ Information (as defined in Section 17).  This indemnity agreement is not exclusive and will be in addition to any liability which the Company might otherwise have and shall not limit any rights or remedies which may otherwise be available at law or in equity to any Underwriter Indemnified Party.

(II)           Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Company and its directors, its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Company Indemnified Parties” and each a “Company Indemnified Party”) against any loss, claim, damage, expense or liability whatsoever (or any action, investigation or proceeding in respect thereof), joint or several, to which such Company Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such loss, claim, damage, expense, liability, action, investigation or proceeding arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus, any Issuer Free Writing Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in any Preliminary Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, a material fact required to be stated therein or necessary to make the statements therein not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by or on behalf of that Underwriter specifically for use therein, which information the parties hereto agree is limited to the Underwriters’ Information as defined in Section 17, and shall reimburse the Company for any legal or other expenses reasonably incurred by such party in connection with investigating or preparing to defend or defending against or appearing as third party witness in connection with any such loss, claim, damage, liability, action, investigation or proceeding, as such fees and expenses are incurred.  This indemnity agreement is not exclusive and will be in addition to any liability which the Underwriters might otherwise have and shall not limit any rights or remedies which may otherwise be available under this Agreement, at law or in equity to the Company Indemnified Parties.  Notwithstanding the provisions of this Section 7(II), in no event shall any indemnity by a Underwriter under this Section 7(II) exceed the total compensation received by such Underwriter from the sale of the Shares as provided herein.

(III)          Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under this Section 7, notify such indemnifying party in writing of the commencement of that action; provided, however, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure; and, provided, further, that the failure to notify an indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7.  If any such action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense of such action with counsel reasonably satisfactory to the indemnified party (which counsel shall not, except with the written consent of the indemnified party, be counsel to the indemnifying party).  After notice from the indemnifying party to the indemnified party of its election to assume the defense of such action, except as provided herein, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense of such action other than reasonable costs of investigation; provided, however, that any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense of such action but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be at the expense of such indemnified party unless (i) the employment thereof has been specifically authorized in writing by the Company in the case of a claim for indemnification under Section 7(I) or the Representative in the case of a claim for indemnification under Section 7(II), (ii) such indemnified party shall have been advised by its counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party, or (iii) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party within a reasonable period of time after notice of the commencement of the action or the indemnifying party does not diligently defend the action after assumption of the defense, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of (or, in the case of a failure to diligently defend the action after assumption of the defense, to continue to defend) such action on behalf of such indemnified party and the indemnifying party shall be responsible for legal or other expenses subsequently incurred by such indemnified party in connection with the defense of such action; provided, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such indemnified parties (in addition to any local counsel), which firm shall be designated in writing by Roth if the indemnified parties under this Section 7 consist of any Underwriter Indemnified Party or by the Company if the indemnified parties under this Section 7 consist of any Company Indemnified Parties.  Subject to this Section 7(III), the amount payable by an indemnifying party under Section 7 shall include, but not be limited to, (x) reasonable legal fees and expenses of counsel to the indemnified party and any other expenses in investigating, or preparing to defend or defending against, or appearing as a third party witness in respect of, or otherwise incurred in connection with, any action, investigation, proceeding or claim, and (y) all amounts paid in settlement of any of the foregoing.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of judgment with respect to any pending or threatened action or any claim whatsoever, in respect of which indemnification or contribution could be sought under this Section 7 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party in form and substance reasonably satisfactory to such indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.  Subject to the provisions of the following sentence, no indemnifying party shall be liable for settlement of any pending or threatened action or any claim whatsoever that is effected without its written consent (which consent shall not be unreasonably withheld or delayed), but if settled with its written consent, if its consent has been unreasonably withheld or delayed or if there be a judgment for the plaintiff in any such matter, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, if at any time an indemnified party shall have requested that an indemnifying party reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated herein effected without its written consent if (i) such settlement is entered into more than forty-five (45) days after receipt by such indemnifying party of the request for reimbursement, (ii) such indemnifying party shall have received notice of the terms of such settlement at least thirty (30) days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(IV)          If the indemnification provided for in this Section 7 is unavailable or insufficient to hold harmless an indemnified party under Section 7(I) or 7(II), then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid, payable or otherwise incurred by such indemnified party as a result of such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof), as incurred, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Shares, or (ii) if the allocation provided by clause (i) of this Section 7(IV) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) of this Section 7(IV) but also the relative fault of the Company on the one hand and the Underwriters on the other with respect to the statements, omissions, acts or failures to act which resulted in such loss, claim, damage, expense or liability (or any action, investigation or proceeding in respect thereof) as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other with respect to such offering shall be deemed to be in the same proportion as the total net proceeds from the offering of the Shares purchased under this Agreement (before deducting expenses) received by the Company bear to the total discounts and commissions received by the Underwriters with respect to the Shares, in each case as set forth in the table on the cover page of the Prospectus Supplements.  The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement, omission, act or failure to act; provided that the parties hereto agree that the written information furnished to the Company by or on behalf of the Underwriters for use in any Preliminary Prospectus, any Registration Statement or the Prospectuses, or in any amendment or supplement thereto, consists solely of the Underwriters’ Information as defined in Section 17.  The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 7(IV) were to be determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to herein.  The amount paid or payable by an indemnified party as a result of the loss, claim, damage, expense, liability, action, investigation or proceeding referred to above in this Section 7(IV) shall be deemed to include, for purposes of this Section 7(IV), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating, preparing to defend or defending against or appearing as a third party witness in respect of, or otherwise incurred in connection with, any such loss, claim, damage, expense, liability, action, investigation or proceeding.  Notwithstanding the provisions of this Section 7(IV), no Underwriter shall be required to contribute any amount in excess of the total compensation received by such Underwriter from the sale of the Shares as provided herein less the amount of any damages with such Underwriter has otherwise paid or become liable to pay by reason of any untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations to contribute as provided in this Section 7(IV) are several in proportion to their respective underwriting obligations and not joint.

8.           Default of One or More of the Several Underwriters.  If, on the Closing Date or any Additional Closing Date, as the case may be, any one or more of the several Underwriters shall fail or refuse to purchase Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Shares to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by such date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Firm Shares set forth opposite their respective names on Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date.  If, on the Closing Date or the applicable Additional Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs exceeds 10% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Shares are not made within 24 hours after such default, this Agreement or the obligation to purchase Shares on an Additional Closing Date, as applicable, shall terminate without liability of any party to any other party, except that the provisions of Sections 5, 7, 10 and 12 shall at all times be effective and shall survive such termination.  In any case where such a default does not result in a termination of this Agreement or the obligation of the Underwriters to purchase Shares on an Additional Closing Date, either the Representative or the Company shall have the right to postpone the Closing Date or the applicable Additional Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectuses or any other documents or arrangements may be effected.

As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 8.  Any action taken under this Section 8 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

9.           Termination.  The obligations of the Underwriters hereunder may be terminated by Roth, in its absolute discretion by notice given to the Company prior to delivery of and payment for the Shares if, prior to that time, any of the events described in Sections 6(XIII), 6(XIV) or 6(XV) have occurred.

10.           Reimbursement of Underwriters’ Expenses.  If the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Underwriters set forth in Section 6 hereof is not satisfied, because of any termination pursuant to Section 8 or Section 9 hereof or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof other than by reason of a default by the Underwriters, the Company will reimburse, upon, if requested by the Company, receipts of written invoices for such expenses, the Underwriters upon demand for all reasonable out-of-pocket expenses (including reasonable fees and disbursements of counsel and any expenses advanced by the Underwriters on the Company’s behalf) that shall have been incurred by the Underwriters in connection with this Agreement and the proposed purchase and sale of the Shares and, upon demand, the Company shall pay the full amount thereof to the Underwriters.

11.           Absence of Fiduciary Relationship.  The Company acknowledges and agrees that:

(I)           the Underwriters’ responsibility to the Company is solely contractual in nature, the Underwriters have been retained solely to act as Underwriter in connection with the sale of the Shares and no fiduciary or advisory relationship between the Company and any Underwriter has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether any Underwriter has advised or is advising the Company on other matters;

(II)          the price of the Shares to be sold in the Offering was established by the Company following discussions and arm’s-length negotiations with the Underwriters, and the Company is capable of evaluating and understanding, and understands and accepts, the terms, risks and conditions of the transactions contemplated by this Agreement;

(III)         the Company has been advised that each Underwriter and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that each Underwriter has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(IV)         the Company waives, to the fullest extent permitted by law, any claims it may have against any Underwriter for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that no Underwriter shall have any liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim.

12.           Successors; Persons Entitled to Benefit of Agreement.  This Agreement shall inure to the benefit of and be binding upon the several Underwriters, the Company and their respective successors and assigns.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, other than the persons mentioned in the preceding sentence, any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person; except that the representations, warranties, covenants, agreements and indemnities of the Company contained in this Agreement shall also be for the benefit of the Underwriter Indemnified Parties and the indemnities of the several Underwriters shall be for the benefit of the Company Indemnified Parties.  It is understood that each Underwriter’s responsibility to the Company is solely contractual in nature and no Underwriter owes the Company, or any other party, any fiduciary duty as a result of this Agreement.

13.           Survival of Indemnities, Representations, Warranties, etc.  The respective indemnities, covenants, agreements, representations, warranties and other statements of the Company and the Underwriters, as set forth in this Agreement or made by them respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation made by or on behalf of the Underwriters, the Company or any person controlling any of them and shall survive delivery of and payment for the Shares.

14.           Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and:

(I)           if to the Underwriters, shall be delivered or sent by mail, telex or facsimile transmission to the Underwriters c/o Roth Capital Partners, LLC, 24 Corporate Plaza, Newport Beach, CA 92660, Attention: Aaron Gurewitz (Fax: 949-720-7227), with a copy to: Lowenstein Sandler PC, 1251 Avenue of the Americas, New York, New York 10020, Attention: John D. Hogoboom (Fax: 973-597-2400).

(II)          if to the Company shall be delivered or sent by mail, telex or facsimile transmission to YM BioSciences Inc., 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario Canada L4W 4Y4, Attention: Chief Executive Officer (Fax: 905-629-4959), with copies (which shall not constitute notice) to: Heenan Blaikie, LLP, Suite 2900, 333 Bay Street, Bay Adelaide Centre, Toronto, ON Canada M5H 2T4, Attention: Sonia Yung (Fax: 416-360-8425) and Dorsey & Whitney LLP, 777 Dunsmuir Street, Suite 1605, P.O. Box 10444, Pacific Centre, Vancouver, BC Canada V7Y 1K4, Attention: Daniel M. Miller (Fax: 604-687-8504).

Any such statements, requests, notices or agreements shall take effect at the time of receipt thereof, except that any such statement, request, notice or agreement delivered or sent by email shall take effect at the time of confirmation of receipt thereof by the recipient thereof.

15.           Definition of Certain Terms.  For purposes of this Agreement, (a) “business day” means any day on which the TSX is open for trading and (b) “subsidiary” has the meaning set forth in Rule 405 of the Rules and Regulations.

16.           Governing Law, Agent For Service and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including without limitation Section 5-1401 of the New York General Obligations Law.  No legal proceeding may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company and the Underwriters each hereby consents to the jurisdiction of such courts and personal service with respect thereto (with notice of such service mailed and delivered to the Company’s Chief Executive Officer at its principal office in Mississauga, Ontario, Canada).  The Company and the Underwriters each hereby consent to personal jurisdiction, service and venue in any court in which any legal proceeding arising out of or in any way relating to this Agreement is brought by any third party against the Company or the Underwriters.  The Company and the Underwriters each hereby waive all right to trial by jury in any legal proceeding (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.  The Company agrees that a final judgment in any such legal proceeding brought in any such court shall be conclusive and binding upon the Company and each of the Underwriters and may be enforced in any other courts in the jurisdiction of which the Company is or may be subject, by suit upon such judgment.

17.           Underwriters’ Information.  The parties hereto acknowledge and agree that, for all purposes of this Agreement, the Underwriters’ Information consists solely of the names of the Underwriters contained on the cover of the Prospectus Supplements and the statements concerning the Underwriters contained in the third paragraph under the heading “Underwriting” in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

18.           Partial Unenforceability.  The invalidity or unenforceability of any Section, paragraph, clause or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph, clause or provision hereof.  If any Section, paragraph, clause or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

19.           General.  This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof.  In this Agreement, the masculine, feminine and neuter genders and the singular and the plural include one another.  The section headings in this Agreement are for the convenience of the parties only and will not affect the construction or interpretation of this Agreement.  This Agreement may be amended or modified, and the observance of any term of this Agreement may be waived, only by a writing signed by the Company and the Representative.

20.           Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding of the agreement between the Company and the several Underwriters, kindly indicate your acceptance in the space provided for that purpose below.

Very truly yours,

YM BIOSCIENCES INC.

By:	/s/ Nick Glover
Name: Nick Glover
Title: President & CEO

Accepted as of the date first above written:

ROTH CAPITAL PARTNERS, LLC
on behalf of itself and as Representative
of the Several Underwriters

By:	/s/ Aaron Gurewitz
Name: Aaron Gurewitz
Title: Head of Equity Capital Markets

SCHEDULE I

	Number of Firm Shares to be Sold	Number of Additional Shares to be Sold
Company:
Roth Capital Partners, LLC	20,000,000	3,000,000
JMP Securities LLC	4,375,000	656,250
Rodman & Renshaw, LLC	625,000	93,750

Total	25,000,000	3,750,000

SCHEDULE A
General Use Free Writing Prospectuses

None

SCHEDULE B
List of directors executing lock-up agreements

David G.P. Allan
Thomas I.A. Allen, Q.C.
Mark Entwistle, M.A.
Henry Friesen, C.C., M.D.
Philip Frost, M.D., Ph.D.
Nick Glover, Ph.D.
Francois Thomas, M.D.
Gilbert Wenzel, PhD
Tryon M. Williams, BSc

Exhibit A
Form of Lock-Up Agreement

Lock-Up Agreement

December__, 2010

Roth Capital Partners, LLC
  As Representative of Several Underwriters
24 Corporate Plaza
Newport Beach, CA 92660

Re: YM BioSciences Inc. - Offering of Common Shares

Dear Sirs:

In order to induce Roth Capital Partners, LLC, as representative of several underwriters, (collectively, the “Underwriters”), to enter into a certain underwriting agreement (the “Underwriting Agreement”) with YM BioSciences Inc., a corporation continued under the Nova Scotia Companies Act (the “Company”), with respect to the offering of common shares, without nominal or par value (“Common Shares”), of the Company, the undersigned hereby agrees that, for a period of thirty (30) days following the date of the final prospectus supplement (the “Prospectus Supplement”) filed by the Company with the U.S. Securities and Exchange Commission in connection with such offering (the “Lock-Up Period”), the undersigned will not, without the prior written consent of the Representative, directly or indirectly, (i) offer, sell, assign, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the U.S. Securities Exchange Act of 1934, as the same may be amended or supplemented from time to time (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Shares, provided that nothing herein shall prohibit the undersigned from exercising any options or warrants to purchase Common Shares held at any time during the Lock-Up Period by the undersigned; provided, however, that any Common Shares received upon the exercise of any such option or warrant will also be subject to this Lock-Up Agreement, (ii) enter into any swap, hedge or similar agreement or arrangement that transfers to another, in whole or in part, any of the economic risk of ownership of the Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, (iii) engage in any short selling of the Common Shares, or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii) above. Notwithstanding the foregoing, nothing contained herein will be deemed to restrict or prohibit the transfer of Common Shares, Beneficially Owned Shares or securities convertible into or exercisable or exchangeable for Common Shares (A) as a bona fide gift, provided the recipient thereof agrees in writing to be bound by the terms of this Lock-Up Agreement, or (B) as a disposition to any trust for the direct or indirect benefit of the undersigned and/or the immediate family of the undersigned, provided that such trust agrees in writing to be bound by the terms of this Lock-Up Agreement, and provided further that any such transfer shall not involve a disposition for value.  For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

For the purpose of allowing you to comply with FINRA Rule 2711(f)(4), if (i) during the last seventeen (17) days of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16)-day period beginning on the last day of the Lock-Up Period, then in each case the restrictions imposed by this Lock-Up Agreement shall continue to apply until the expiration of the eighteen (18)-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable.

Anything contained herein to the contrary notwithstanding, any person to whom Common Shares or Beneficially Owned Shares are transferred from the undersigned from and after the date hereof shall agree to be bound by the terms of this Lock-Up Agreement.

The foregoing restrictions are expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a sale or disposition of Common Shares even if such securities would be disposed of by someone other than the undersigned.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put option or put equivalent position or call option or call equivalent position) with respect to any of the Common Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

In addition, the undersigned hereby confirms that the undersigned does not have the right to request or demand registration pursuant to the Securities Act of any Common Shares that are registered in the name of the undersigned or that are Beneficially Owned Shares. In order to enable the aforesaid covenants to be enforced, the undersigned hereby consents to the placing of legends and/or stop-transfer orders with the transfer agent of the Common Shares with respect to any Common Shares or Beneficially Owned Shares.

The undersigned understands that the Company and the Underwriters are relying upon this Lock-Up Agreement in proceeding towards consummation of the offering of Common Shares. The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. The undersigned further understands that this Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned understands that, if the Underwriting Agreement does not become effective, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours, ______________________________________ Name: